

LIMITED LIABILITY COMPANY
OPERATING AGREEMENT
OF
RAPUNZL INVESTMENTS, LLC

This **LIMITED LIABILITY COMPANY OPERATING AGREEMENT** (the "Agreement") shall be made effective as of July 4, 2017 (the "Effective Date"), by and among RAPUNZL INVESTMENTS, LLC, an Illinois limited liability company (the "Company"), and the Members listed on Exhibit "A" attached hereto (each referred to individually as a "Member" and collectively as the "Members").

RECITALS

WHEREAS, the Company wishes to set forth the operating terms and conditions of the business to be run by the Company and the rights, benefits, privileges, duties and obligations of the Members thereof in this Agreement.

NOW, THEREFORE, for and in consideration of the above premises and the mutual covenants and agreements contained herein, the parties agree as follows:

I.

ORGANIZATION AND DEFINITIONS

I.1. **Organization**. The Company was formed through the filing of the Charter (as herein defined) with the Department of State of the Charter State (as herein defined). The Company shall be governed by the laws of the Charter State in accordance with this Agreement.

I.2. **Principal Office; Registered Office; Registered Agent**. The principal and registered office of the Company shall be at such location as may be determined by the Board of Directors (as herein defined). The initial principal office of the Company shall be located at 1862 North Dayton Street, Chicago, IL 60614, and shall remain unchanged until changed by the Members by Majority Vote. The registered agent of the Company shall be determined by the Board of Directors. The initial principal office and initial registered office and registered agent shall be as set forth in the Charter, and shall remain unchanged until changed by the Board of Directors.

I.3. **Term**. The Company was formed on the Filing Date (as herein defined) and, subject to Section 9.01(b), will continue without dissolution until it is dissolved pursuant to the provisions of Section 9.01(a).

I.4. **Certain Defined Terms.** As used in this Agreement, the following terms have the meanings ascribed to them in this Section 1.04 and include the plural as well as the singular number:

"**Act**" means the Illinois Limited Liability Company Act, as amended from time to time.

"**Additional Members**" means those Persons who become Members in accordance with this Agreement.

"**Affiliate**" means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with such Person.

"**Agreement**" means this Agreement, as amended from time to time. Words such as "herein", "hereafter", "hereof", "hereto", and "hereunder" refer to this Agreement as a whole, unless the context otherwise requires.

"Approved Transfers" means any Transfer or series of Transfers of Units approved in writing by the Board of Directors, which approval may be granted or withheld in the Board of Directors' sole and absolute discretion.

"Board of Directors" means the governing body of the Company which is comprised of Directors.

"Book Value" of an asset means, as of any particular date, the value at which the asset is reflected on the books of the Company as of such date. In the case of an asset other than cash transferred as a Capital Contribution to the Company, the initial book value of such asset shall be equal to the gross fair market value of such asset, as determined by the Board in good faith and recorded on the books of the Company. Company assets may be revalued and the Book Value thereof adjusted to equal their respective fair market values, as determined by the Board, to reflect economic arrangements among the Members upon the admission of Additional Members to the Company, or at such other times as are provided for in Treasury Regulations Section 1.704-l(b)(2)(iv) (including subclause (f) thereof), 1.704-2 or 1.704-3. The Book Value of a Company asset distributed to a Member shall be adjusted to its fair market value as determined on the date of distribution by the Board in good faith. The foregoing adjustments shall be allocated to the Members and reflected in their Capital Accounts in the manner provided in Regulations Section 1.704-1(b)(2)(iv)(f)(2). The Book Value of an asset shall be reduced by depreciation, amortization or other cost recovery deductions relating thereto on the books of the Company; in the case of assets whose Book Values have been adjusted to fair market value, their Book Values shall be reduced by the amount of depreciation, amortization or other cost recovery deductions relating thereto arising after such adjustment.

"Capital Account" means the Capital Account established for each Member and maintained in accordance with the provisions of this Agreement and the Treasury Regulations.

"Capital Contribution" means the total amount of cash or Fair Market Value of other property contributed to the equity of the Company by each Member pursuant to this Agreement. Any reference in this Agreement to the Capital Contribution of either a Member or any assignee of a Member includes any Capital Contribution previously made by any prior Member to whose Units the then existing Member or assignee succeeded. The amounts of the initial Capital Contributions of the Members are set forth in Exhibit "A" hereto.

"Cause" means the occurrence of any one or more of these events which are not rectifiable by the Founding Member: (i) non-appealable conviction of a felony or crime of moral turpitude; (ii) any intentional or negligent acts that are reasonably likely to cause harm or damage to the reputation and goodwill of the Company; (iii) any violation or breach of any material provisions or covenants in this Agreement and in any other agreement between the Company and the Founding Member; or (iv) any violation or breach of any material provisions of any policies and procedures of the Company to which the Founding Member is subject or bound.

"Charter" means the articles or certificate of organization or formation, as the case may be, or other document filed with the Department of State or other government agency of the Charter State for the purpose of evidencing the organization of the Company pursuant to the laws of the Charter State.

"Charter State" means the State of Illinois.

"Claims" has the meaning set forth in Section 7.04.

"Code" means the Internal Revenue Code of 1986, as it may be amended, or any subsequent federal law concerning income tax as enacted in substitution for, or that corresponds with, such Code.

"Company" means the limited liability company identified as the "Company" in the first paragraph of this Agreement.

"Contingency Reserve" has the meaning set forth in Section 3.09.

"Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

The term "controls," "controlled by" and "under common control with" have correlative meanings, irrespective of capitalization.

"Covered Person" has the meaning set forth in Section 7.04.

"Deemed Unit Value" means, with respect to a Unit, the amount of money which would be distributed by the Company to the Member holding such Unit if the Company were to sell all of its assets and business to a single buyer for an amount of money equal to their Fair Market Value and then immediately distribute the proceeds of such sale to the Members in accordance with Section 9.02(b) after the payment of creditors and establishment of due and adequate reserves provided for in said Section 9.02(b).

"Director" or "Directors" means, in context, a single member of the Board of Directors or a group of members of the Board of Directors.

"Fair Market Value" means, with respect to any item, the price (in cash or other consideration) at which such item would be sold in a sales transaction between a willing buyer and a willing seller negotiating on arms'-length terms. The Fair Market Value of an item shall be deemed for all purposes to be equal to the fair market value of such item as determined by the Board of Directors in good faith.

"Filing Date" means the date on which the Charter was filed with the Department of State or other governmental agency of the Charter State.

"Final Closing" means the date after which the Board of Directors will no longer admit new Members into the Company.

"Fiscal Year" means the period beginning on January 1 and ending on December 31 or any other fiscal period selected by the Manager for financial reporting and tax purposes.

"Founding Member" means Brian Curcio.

"Indemnifiable Damages" has the meaning set forth in Section 8.03.

"Major Decisions" has the meaning set forth in Section 6.06.

"Majority Vote" means the affirmative vote or written consent executed in counterparts of those Members entitled to vote with respect to such matter holding and owning as of the date of the vote or written consent 51% or more of the Percentage Interest.

"Members" means the Persons designated in this Agreement as the members of the Company and any Persons who become members of the Company, pursuant to this Agreement, in the Persons' capacity as members of the Company. To the extent that distributions, allocations or other items are to be determined under this Agreement by reference to cumulative amounts which relate to a Member, for purposes of determining such cumulative amounts, references to a Member shall include references to the predecessors in interest of such Member.

"Net Cash From Operations" means the gross cash proceeds of the Company from operations less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements and contingencies, all as determined by the Board of Directors in its sole and absolute discretion, *provided, however*, that "Net Cash From Operations" shall not be reduced by depreciation, amortization, cost recovery deductions or similar allowances.

"Officer" means one or more Persons designated as such by the Board of Directors pursuant to this Agreement, if any.

"Percentage Interest" means, with respect to a Member, the quotient (expressed as a percentage) of the number of Units owned by such Member divided by the total number of Units owned by all of the Members. When referenced in connection with a vote, the Percentage Interest is with respect to Members entitled to vote on a specific action on behalf of the Company.

"Permitted Transfer" means a Transfer by a Member of all or a portion of such Member's Units for estate planning purposes (a) by will or the laws of descent and distribution or (b) to any corporation, trust, limited liability company, general or limited partnership or any other entity controlled by, controlling or under common control with such Member (or such Member's beneficial owners, if such Member is an entity).

"Person" means a natural person, corporation, trust, partnership, joint venture, association, limited liability company or other business or other legal entity of any kind.

"Profit" or **"Loss"** means, for a period, an amount equal to the Company's taxable income or loss for such period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments: (i) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profit or Loss shall be added to such taxable income or loss; (ii) any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv) shall be subtracted from such taxable income or loss; (iii) in lieu of the amounts of depreciation, amortization or other cost recovery deductions taken into account in computing such taxable income or loss, the amounts taken into account shall be the amounts determined in the manner provide in Regulations Section 1.704-1(b)(2)(iv)(g)(3); (iv) in lieu of any tax gain or tax loss recognized by the Company with respect to the disposition of an asset, there shall be taken into account gain or loss recognized by the Company for book purposes under the principles of Treasury Regulations Section 1.704-1(b)(2) (iv), computed by reference to the Book Value of the asset as of the date of disposition rather than by reference to the tax basis of the asset; and (v) items of income, gain, loss, or deduction allocated separately pursuant to Section 4.04 hereof shall be excluded from the computation of Profit or Loss. If the Company's taxable income or loss for such period, as adjusted in the manner provided above, is a positive amount, such amount shall be the Company's Profit for such period, and if negative, such amount shall be the Company's Loss for such period.

"Pro Forma Liquidation Value" means, with respect to a Unit, an amount of money equal to its Deemed Unit Value as modified by assuming that the Fair Market Value of the Company's assets and business is equal to the sum of the total consideration paid to the Members in exchange for all outstanding Units in a transaction entered into pursuant to Section 8.10 plus the amount all liabilities of the Company, including due and adequate reserves for liabilities which otherwise have not been accrued**.**

"Pro Rata" means in the proportion that the item being measured for each Member bears to the total of all such items for all Members for whom a contribution, distribution, or allocation is due or being made, shared, or determined.

"Prohibited Transfer" has the meaning set forth in Section 8.01.

"Subscription Agreement" means each Subscription Agreement between the Company and each Member pursuant to which each such Member has subscribed for and purchased Units.

"Subsidiary" means a subsidiary of the Company.

"Super Majority Vote" means the affirmative vote or written consent executed in counterparts of those Members entitled to vote with respect to such matter holding and owning as of the date of the vote or written consent 75% of the Percentage Interest.

"Tax Distribution" has the meaning set forth in Section 5.03.

"Transfer" means, as a noun, any voluntary or involuntary, direct or indirect, transfer, sale, pledge, hypothecation or other disposition and, as a verb, voluntarily or involuntarily, directly or indirectly, to transfer, sell, pledge, hypothecate or otherwise dispose of.

"Treasury Regulations" and **"Regulations"** means the regulations of the United States Treasury Department pertaining to the Code, as amended, and any successor provision thereto.

"Units" means units of membership interests in the Company issued to each Member which represent (a) each Member's Capital Contribution and the right to receive its share of the Profits and Losses, distributions and liquidation proceeds of the Company in accordance with the terms of this Agreement, (b) the Member's voting, consent and other rights, if any, provided in this Agreement and (c) the rights of each Member as a member of a limited liability company under the laws of the Charter State to the extent consistent with the terms of this Agreement. Unless otherwise determined by the Board of Directors, Units shall be evidenced by certificates and a notation in this Agreement and by the records of the Company. The number of Units held by each Member are set forth in Exhibit "A" hereto.

"Unreturned Capital Contributions" means, in respect of any Member as of a particular date, an amount (but not below zero) equal to the aggregate Capital Contributions made to the Company by such Member through such date less the aggregate amounts distributed to such Member pursuant to Section 5.02(b) (including pursuant to Section 9.02(b)).

II.


PURPOSES AND AUTHORITY OF THE COMPANY;
COMPANY PROPERTY


II.1. **Purposes of the Company**. The purposes of the Company shall be to engage in such activities and to exercise all other powers which may be legally exercised by limited liability companies under the Act.

II.2. **Authority of the Company**. To carry out its purposes, the Company, consistent with and subject to the provisions of this Agreement and applicable law, is empowered and authorized to do any and all acts and things incidental to, or necessary, appropriate, proper, advisable or convenient for, the furtherance and accomplishment of its purposes.

II.3. **Company Property.** All property owned by the Company shall be owned by the Company as an entity and, to the full extent permitted by law, no Member shall have any ownership interest in any Company property in its individual name or right, and each Member's Units shall be personal property for all purposes.

III.


MEMBERS; CAPITAL CONTRIBUTIONS;
CAPITAL ACCOUNTS; UNITS


III.1. **Members**. The name, address, fax number, Capital Contribution and number of Units of each Member are set forth in Exhibit "A" hereto, as amended from time to time by the Board of Directors to reflect changes to the information provided therein. Each Member shall be entitled to have, and any and all Units of the Company shall be evidenced by a certificate signed by, or in the name of, the Company by an Officer of the Company, representing the Units owned by such Member. Any restrictions on the transfer or registration of transfer of the Units shall be noted conspicuously on the certificate representing such Units. The Company may issue a new certificate in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Board of Directors may require the owner of any lost, stolen or destroyed certificate, or such Member's legal representative, to give the Company a bond sufficient to indemnify and pay or reimburse the Company against any claim that may be made against it on account of the alleged loss, theft or destruction of such certificate or the issuance of any such new certificate.

III.2. **Opt-In under Article 8 of Uniform Commercial Code.** Each Unit in the Company shall constitute a "security" within the meaning of, and governed by Article 8 of the Uniform Commercial Code (including Section 8 102(a)(15) thereof) as in effect from time to time in the State of Illinois and Article 8 of the Uniform Commercial Code of any other applicable jurisdiction that now or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved by the American Bar Association on February 14, 1995. Each certificate representing Units shall bear legends stating substantially as follows:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF THE LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF RAPUNZL INVESTMENTS, LLC DATED AS OF JUNE 30, 2017 (THE "OPERATING AGREEMENT"), WHICH, AMONG OTHER THINGS, RESTRICT THEIR TRANSFER. COPIES OF SAID OPERATING AGREEMENT MAY BE OBTAINED WITHOUT CHARGE BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THE UNITS REPRESENTED HEREBY TO THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICES. THE UNITS HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES OR BLUE SKY LAWS OF ANY STATE. THE HOLDER OF THIS CERTIFICATE, BY ITS ACCEPTANCE HEREOF, REPRESENTS THAT IT IS ACQUIRING THIS SECURITY FOR INVESTMENT AND NOT WITH A VIEW TO ANY SALE OR DISTRIBUTION HEREOF. ANY TRANSFER OF THIS CERTIFICATE OR ANY UNITS REPRESENTED HEREBY IS SUBJECT TO THE TERMS AND CONDITIONS OF THE OPERATING AGREEMENT. THE UNITS SHALL CONSTITUTE A "SECURITY" WITHIN THE MEANING OF, AND GOVERNED BY, (I) ARTICLE 8 OF THE UNIFORM COMMERCIAL CODE (INCLUDING SECTION 8-102(A)(15) THEREOF) AS IN EFFECT FROM TIME TO TIME IN THE STATE OF ILLINOIS, AND (II) ARTICLE 8 OF THE UNIFORM COMMERCIAL CODE OF ANY OTHER APPLICABLE JURISDICTION THAT NOW OR HEREAFTER SUBSTANTIALLY INCLUDES THE 1994 REVISIONS TO ARTICLE 8 THEREOF AS ADOPTED BY THE AMERICAN LAW INSTITUTE AND THE NATIONAL CONFERENCE OF COMMISSIONERS ON UNIFORM STATE LAWS AND APPROVED BY THE AMERICAN BAR ASSOCIATION ON FEBRUARY 14, 1995 (AND EACH UNIT IN THE COMPANY SHALL BE TREATED AS SUCH A "SECURITY" FOR ALL PURPOSES, INCLUDING, WITHOUT LIMITATION PERFECTION OF THE SECURITY INTEREST THEREIN UNDER ARTICLE 8 OF EACH APPLICABLE UNIFORM COMMERCIAL CODE AS THE COMPANY HAS "OPTED-IN" TO SUCH PROVISIONS).

III.3. **Additional Members**. Additional Members may be admitted to the Company only with the written consent of the Board of Directors. This Agreement shall be amended by the Board of Directors to reflect the Additional Members as parties, and Exhibit "A" shall be amended by the Board of Directors to set forth the information relating to such Additional Members. The Members acknowledge and agree that the admission of Additional Members will reduce their proportionate rights with respect to the Company, including, without limitation, their Percentage Interest, and hereby consent to the admission of Additional Members. The Additional Members shall be required to execute this Agreement, as so amended, and to comply with the other requirements set forth herein.

III.4. **Company Capital**.

(a) *Initial Contributions*. The Members have made the Capital Contributions set forth opposite their respective names on Exhibit "A" hereto.

(b) *Additional Subscriptions*. The Board of Directors may continue to solicit additional subscriptions for Units from both new and existing Members.

(c) *Preemptive Rights*.

(i) The Company may from time to time determine that additional capital (in addition to the initial Capital Contributions made pursuant to this Agreement) is required in order to achieve the purposes of the Company described above. Upon such a determination, the Board of Directors is authorized without a vote or consent of the Members to cause the Company to offer additional Units in the Company to investors upon such terms and conditions as are determined by the Board of Directors to be fair and reasonable. In addition, the Board of Directors may cause the Company to issue additional Units in the Company, restricted unit grants or options and/or warrants to acquire such additional Units to Persons providing services to the Company (including employees or other agents of such Persons) or other Persons on such terms as the Board may determine. The Board of Directors is further authorized to cause the Company to take all necessary actions, including the amendment of this Agreement, to reflect the admission of Additional Members and any adjustment to the number of Units held by the Members, resulting from the offering of additional Units in the Company.

(ii)   In the event that the Company proposes to issue and sell additional Units in the Company or any other securities (other than debt securities with no equity feature or warrants to purchase Units, restricted units grants or options to purchase Units offered to key executives, employees, directors and/or independent contractors of the Company through one or more non-qualified equity ownership or incentive equity option plans established by the Company) exercisable for or convertible into Units in the Company to a Member of the Company or any other Person, each Member shall have the right, prior to such sale of Units or other securities by the Company, to purchase a percentage of such Units or securities equal to such Member's proportionate ownership of all issued and outstanding Units in the Company at the proposed issuance price, which right shall be exercisable by such Member by written notice to the Company given within ten (10) days after receipt by such Member of written notice of the proposed issuance. If a Member shall fail to respond to the Company within the 10-day notice period, then such failure shall be regarded as a rejection of the right to participate in the purchase of Units or securities to be issued. The closing of any purchase by a participating Member under this Section shall be held at the principal office of the Company ten (10) business days after notification of the closing to such participating Member by the Company, or at such other time and place as the parties to the transaction may agree upon.   At this closing of such sale of Units or securities, the participating Member shall deliver, in immediately available United States funds, payment in full for the Units or other securities being purchased, and the Company shall present to such Member all certificates evidencing the Units or other securities.

(d)   *No Third Party Rights*.   The provisions of this Section 3.03 are not for the benefit of any creditor or other Person (other than a Member) to whom any debts, liabilities or obligations are owed by, or who otherwise has any claim against, the Company or any Member, and no creditor or other Person shall obtain any rights under this Section or by reason of this Section, or shall be able to make any claim in respect of any debts, liabilities or obligations against the Company or any Member.

(e)   *No Interest Paid*.   No Member shall receive any interest on such Member's Capital Contributions, Capital Account or Units. Any loans made to the Company by a Member will not increase such Member's Capital Account or Units, but will be a debt due from the Company and repaid accordingly.

(f)   *No Withdrawal of Capital*.   A Member shall not receive from the Company or out of Company property and shall have no right to withdraw or demand, and the Company shall not return to a Member, any part of such Member's Capital Contribution or Capital Account, except as expressly provided in this Agreement. Distributions to the Members shall be made only as expressly provided for in this Agreement.

III.5.   Capital Accounts.

(a)   A separate Capital Account shall be maintained for each Member in accordance with the following provisions:

(i)   To each Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's distributive share of Profits, and any items thereof that are specially allocated pursuant to Article IV, and the amount of any Company liabilities that are assumed by such Member or that are secured by, or subject to, any Company property distributed to such Member.

(ii)   To each Member's Capital Account there shall be debited the amount of cash and the Fair Market Value of any Company property distributed to such Member pursuant to any provisions of this Agreement, such Member's distributive share of Losses, and any items in the nature of expenses or losses that are specially allocated pursuant to Article IV, and the amount of any liabilities of such Member that are assumed by the Company or that are secured by, or subject to, any property contributed by such Member to the Company.

(b)   Except as provided to the contrary in this Agreement, the foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-l(b), and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Treasury Regulations, the Company may make such modification. The amounts debited or credited to Capital Accounts with respect to (i) any property contributed to the Company or distributed to a Member and (ii) any liabilities that are secured by such contributed or distributed property or that are assumed by the Company or a Member shall be adjusted in the event the Company determines that such adjustments are necessary or appropriate pursuant to Treasury Regulations Section 1.704-l(b)(2)(iv). The Board of Directors, in its sole discretion, may also cause Capital Accounts to be revalued in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f) including, but not limited to, upon the admission of Additional Members to the Company, if such a revaluation is necessary to reflect the economic arrangement of all Members. The Board of Directors may also make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-l(b).

(c)   In the event of an assignment of Units in accordance with this Agreement, the Capital Account balance and other rights attributable to such Units shall be transferred to the assignee. For purposes of determining the Capital Account balance of a Member attributable to a Unit and distributions to be made to a Member with respect to a Unit, (i) the Capital Account balances of the Members set forth on Exhibit "A" hereto, adjustments to such Capital Accounts relating to the allocation of Profits or Losses, distributions and other items, and other attributes of a Member's Units, shall be apportioned and allocated in equal amounts among all Units held by a Member to which such balances, adjustments or attributes relate, and (ii) Capital Contributions made by a Member after the date hereof shall be allocated and apportioned in equal amounts among all Units held by the contributing Member, except as may otherwise be specified in writing by such Member and agreed to in a written resolution duly adopted by the Board of Directors.

III.6.   Liability of Members.

(a)   Subject to Section 3.05(b), no Member shall have any personal liability whatsoever in such Member's capacity as a Member, whether to the Company, to any of the Members, or to the creditors of the Company, for the debts, liabilities, contracts or any other obligations of the Company, or for any losses of the Company. A Member shall be liable only to make such Member's initial Capital Contributions as expressly provided for herein or in the Subscription Agreement and shall not be required to lend any funds to the Company or to make any further Capital Contributions to the Company or to repay to the Company, any Member, or any creditor of the Company all or any fraction of any negative amount in a Member's Capital Account.

(b)   In accordance with applicable law, a Member of the Company may, under certain circumstances, be required to return to the Company, for the benefit of Company creditors, amounts previously distributed to such Member. It is the intent of the parties that no distribution to any Member shall be deemed a return or withdrawal of capital, and that no Member shall be obligated to pay any such amount to or for the account of the Company or any creditor of the Company. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member only and not of any other Member.

(c)   A Member shall not be personally liable for the payment or repayment of any amounts standing in the account of another Member including, but not limited to, the Capital Contributions. Any such payment or repayment, if required to be made, shall be made solely from the Company's assets.

(d)   A Member shall have no personal liability to repay to the Company any portion or all of any negative amount of such Member's Capital Account.

III.7.   Defaults. Each Member, by such Member's execution hereof, hereby acknowledges and agrees that such Member's obligation to pay any Capital Contributions at the time and in the amount described in such Member's Subscription Agreement constitutes a legally enforceable obligation of such Member, and consents to the enforcement and collection of such obligation by any legal means, without the requirement of any prior accounting or other equitable procedure on the part of the Company.

III.8.   Transaction Expenses.   The Company shall pay and assume any pre-formation and organizational expenses of the Company and the expenses related to the consummation of the transactions contemplated in this Agreement; provided, however, that each Member shall pay and assume such Member's own expenses in connection with such Member's evaluation of an investment in the Company and such Member's review of and determination to enter into this Agreement.

III.9.   Limitations on Withdrawal of Capital Account. A Member may not withdraw any amounts from such Member's Capital Account unless permitted by the Board of Directors, in its sole and absolute discretion. If a withdrawal is permitted by the Board of Directors, the Board of Directors will charge the withdrawing Member an amount equal to actual costs and expenses incurred by the Company in connection with such withdrawal of capital. In addition to the actual costs and expenses incurred in connection with a withdrawal of capital, the Board of Directors may withhold an amount, determined in its sole and absolute discretion, for liabilities and contingencies of the Company for which such withdrawing Member may be liable under this Agreement (the "Contingency Reserve"). After the Board of Directors has determined, in its sole and absolute discretion, that the liabilities or the contingencies for which the Contingency Reserve was withheld have ceased to exist, any unused portion of the Contingency Reserve shall be returned to the applicable withdrawn Member as soon as it is reasonably practicable.

III.10.   Loans. Nothing in this Agreement shall prevent any Member or Director or any Affiliate thereof from making secured or unsecured loans to or for the benefit of the Company or a Subsidiary subject to the approval of the Board of Directors. If any Member or Director or any Affiliate thereof shall make any loan or loans to the Company or advance money on behalf of the Company, then the amount of any such loan or advance shall not be treated as a Capital Contribution but shall be a debt due from the Company. The amount of any such loan or advance by a lending Member or Director shall be repayable out of the cash of the Company. Such loan or advance shall bear interest and have such other terms at competitive market rates, as determined by the Board of Directors (excluding the Director providing such loan or advance).

IV.

ALLOCATIONS

IV.1.   Determination of Profits and Losses. Profits and Losses of the Company shall be determined for each Fiscal Year of the Company in accordance with the method of income tax accounting adopted by the Board of Directors for the Company consistently applied and shall be allocated among the Members in the manner provided in this Article IV.

IV.2.   Allocations. The net amount of Profits or Losses for any Fiscal Year shall be allocated among the Members in such manner that, as of the end of such Fiscal Year, the sum of (a) the Capital Account of each Member, (b) such Member's share of "partnership minimum gain" (as determined according to Regulations Section 1.704-2(g)) and (c) such Member's "partner nonrecourse debt minimum gain" (as determined according to Regulations Section 1.704-2(i)(3)) shall be equal to the respective net amount, positive or negative, which would be distributed to such Member or for which such Member would be liable to the Company under this Agreement, determined as if the Partnership were to (i) sell the assets of the Company for an amount equal to their Book Value and (ii) distribute the proceeds of liquidation pursuant to Section 9.02. The allocations under this Section 4.02 shall be of the residual amounts of Profits and Losses after giving effect to the special allocations of Section 4.04.

IV.3.   Tax Allocations.

(a)   Except as otherwise provided in this Agreement, for federal income tax purposes, all items of Company income, gain, loss, deduction, basis, amount realized and credit, and the character and source of such items, shall be allocated among the Members in the same manner as the corresponding items of income, gain, loss, deduction or credit are allocated to Capital Accounts in accordance with Sections 4.02 or 4.04. The Company shall maintain such books, records and accounts as are necessary to make such allocations.

(b) The Board of Directors is authorized to make, for tax purposes only, allocations of income, gain, loss or deduction or adopt conventions as are necessary or appropriate to comply with the relevant Treasury Regulations or Internal Revenue Service pronouncements under Section 704(c) of the Code, and in particular, in respect of a Capital Contribution of property other than cash and adjustments to the Book Value of Company assets at the times specified in the definition of Book Value. Allocations will be made under methods selected by the Board and in a manner consistent with Treasury Regulations Section 1.704-3 and in conformity with Treasury Regulations Section 1.704-l(b)(2)(iv)(f) and 1.704-l(b)(4)(i). Without limiting the foregoing, the Company is authorized to make such allocations as are permitted by Regulations Section 1.704-3 to correct distortions arising from application of the ceiling rule referred to in such Regulations with respect to depreciation, amortization or other cost recovery deductions relating to property treated as contributed by a Member and to make such elections and take such steps as may be necessary to permit such allocations.

IV.4.   Special Allocations.

(a) *Certain Regulatory Allocations*. The allocations set forth in clauses (i), (ii) and (iii) below shall be made to the extent applicable in the order set forth below:

(i) Items of income and gains shall be allocated to the Members in such manner as shall cause the Company to make allocations in accordance with provisions in the Regulations relating to: first, "minimum gain chargebacks" under Regulations Sections 1.704-2(f) and related provisions; second, "partner nonrecourse debt minimum gain chargebacks" under Regulations Sections 1.704-2(i)(4) and related provisions; and third, "qualified income offsets" under Regulations Section 1.704-1(b)(2)(ii)(d) and related provisions; and then

(ii) Nonrecourse deductions within the meaning of Regulations Section 1.704-2(b)(1) shall be allocated to the Members Pro Rata in accordance with their Percentage Interest; and then

(iii) Partner nonrecourse deductions within the meaning of Regulations Section 1.704-2(i) shall be allocated to the Member who bears the economic risk of loss with respect to the particular partner nonrecourse liabilities to which they relate in accordance with such Regulations.

(b) *Curative Allocations*. The allocations set forth in Sections 4.2(b) and 4.4(a) above (the "Regulatory Allocations") shall be applied to the extent necessary for allocations under this Agreement to be respected under Regulations Section 1.704-1. The Regulatory Allocations may not be consistent with the manner in which the Members intend to allocate Profit and Loss or make Company distributions. Accordingly, notwithstanding the other provisions of this Agreement but subject to the Regulatory Allocations, the Company is hereby directed to reallocate items of income, gain, deduction and loss among the Members so as to eliminate the effect of the Regulatory Allocations as quickly as possible and consistent with the Regulations providing for the Regulatory Allocations, and thereby to cause the respective Capital Account balances of the Members to be in the amounts (or as close thereto as possible) they would have been if Profit and Loss (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations. This may be accomplished by making offsetting special allocations of Profit and Loss (and such other items of income, gain, deduction and loss) among the Members so that the net amount of the Regulatory Allocations and such offsetting special allocations to each such Member is zero.

(c) *Priority*. The allocations under this Section 4.04 shall be made prior to the allocations under Section 4.02.

IV.5.   Allocations in Event of Transfer; Prorations.

(a) Subject in all cases to applicable law, if there is a Transfer of all or any part of a Member's Units in accordance with this Agreement, for purposes of allocations of Profits and Losses and distributions of cash and property, the effective date of the Transfer as to the Company will be the effective date stated in the Transfer instrument or such other date as the assignor and assignee agree, but not earlier than the date the Board of Directors receives written notice of the Transfer, or, in the case of an involuntary Transfer, the date of the operative event. Distributions of cash and property with respect to any Units shall be made to the Person who is shown as the holder of such Units in the Company's books at the time of the distribution.

(b)   In the event of a change in a Member's Percentage Interest during the course of a period as the result of the admission of a new Member, a Transfer of Units by a Member in accordance with this Agreement or any other event, allocations to such Member of Profits, Losses and other items arising during such period shall be determined in accordance with the weighted average Percentage Interest of the Member during such period, giving equal weight to each day during such period, except that if the Treasury Regulations require another method for making such allocations in such case, or if the Board of Directors approves another method for making such allocations that is reasonable and complies with the Treasury Regulations then the allocations to such Member shall be made in accordance with such other method.

IV.6.   **Fees to Members**. Any fees or other amounts paid or accruing to the benefit of any Member pursuant to this Agreement (or any other agreement between the Company and any Member providing for the payment of such amount) in exchange for services rendered to the Company and payable to the Members without reference to or independently of their Percentage Interest or Capital Account balances shall be treated as guaranteed payments pursuant to Code Section 707(c), and shall be treated as expenses of the Company which reduce Profits or increase Losses that are to be allocated pursuant to this Article IV (such fees or payments are referred to in this Section as "Member Fees"). If any Member Fees cannot be deducted by the Company for purposes of determining taxable income allocable to the Members, or otherwise are disallowed as deductions for such purpose and are treated as distributions to the Members, then

(a)   the Profits or Losses, as the case may be, for the period in which such fees, interest or other amounts were paid shall be increased or decreased, respectively and as the case may be, by the amount of such fees, interest or other amounts; and

(b)   there shall be allocated to the Member to which such fees or other amounts inure, prior to allocations pursuant to Section 4.02, an amount of gross income for the period in which Member Fees were paid equal to the amount of such Member Fees that are not permitted as deductions to the Company for purposes of calculating taxable income allocable to the Members.

IV.7.   **Imputed Interest**. If any Member makes a loan to the Company, or the Company makes a loan to any Member, and interest in excess of the amount actually payable is imputed under Code Sections 7872, 483, or 1271 through 1288 or corresponding provisions of subsequent federal income tax law, then any item of income or expense of the Company attributable to any such imputed interest shall be allocated solely to the Member who made or received the loan and shall be credited or charged to such Member's Capital Account, and a corresponding Capital Contribution by or distribution to such Member shall be deemed to have occurred, as appropriate.

V.

DISTRIBUTIONS

V.1.   **Timing and Priority of Distributions**. Except as otherwise provided in this Agreement, the Company shall distribute cash or other property to the Members at such times as may be determined by the Board of Directors, and all such distributions shall be made to the Members Pro Rata in accordance with their respective Percentage Interest.

V.2.   **Distributions In Kind**. If the Company distributes property other than cash to its Members, the amount of such distribution shall be deemed to be equal to the Fair Market Value of the property distributed, net of any liabilities that such property may be subject to or that may be assumed by the Members in connection therewith.

V.3.   **Payments to Tax Authorities**. Notwithstanding anything to the contrary in this Agreement, the

Company shall withhold such amounts as may be required pursuant to the Code (including Section 1446 thereof), Treasury Regulations or any provision of any state, local or foreign law with respect to any payment, distribution or allocation of income to the Members and such withheld amounts shall be treated for all purposes of this Agreement as amounts distributed pursuant to Article V or Article IX to the Members to which such withholdings are attributable and distributions to be made to such Members shall be reduced by the amount so withheld. The Company shall pay over to any federal, state, local or foreign government any amounts required to be so withheld in accordance with applicable law.

V.4. **Limitation on Distributions to Members**. The Company shall not distribute cash or property to any Member unless, after such distribution is made, the fair value of the Company's assets exceeds its liabilities, and unless such distribution is in compliance with any loan agreements or similar documents to which the Company is subject.

VI.

MANAGEMENT AND OPERATIONS

VI.1. **Management Power of the Board of Directors**. The Company is a manager-managed limited liability company. The right to manage, control and conduct the business and affairs of the Company is vested exclusively in the Board of Directors, and all decisions affecting the Company, its business and management shall be made by the Board of Directors in accordance with the provisions of this Agreement. The Board of Directors are "managers" as such term is defined under the Act. The Board shall have and exercise all of the powers that managers of a manager-managed limited liability company may have or exercise under applicable law and are authorized and empowered to carry out and implement any and all purposes and objects of the Company, subject to the terms of this Agreement. Each of the Members of the Company agrees that all determinations, decisions and actions made or taken by the Board of Directors in good faith and in accordance with the provisions of this Agreement shall be conclusive and absolutely binding upon the Company, the Members and their respective successors, assigns and personal representatives.

VI.2. **Duties of the Board of Directors**. Each Director shall perform such Director's duties in good faith and in a manner such Director reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. A Director who so performs such Director's duties shall not have any liability by reason of being or having been a Director of the Company. The Directors shall devote such of their time to the affairs of the Company as in the judgment of the Directors the conduct of the business and affairs of the Company shall reasonably require. The Board of Directors shall not be liable under a judgment, decree or order of court, or in any other manner, for a debt, obligation or liability of the Company. Directors shall be entitled to be reimbursed by the Company for out-of-pocket expenses incurred in their capacity as Directors in connection with the management of the Company and its business provided such expenses have been approved by the Board of Directors. Except as otherwise provided herein, in exercising their rights and performing their duties under this Agreement, Directors shall have fiduciary duties similar to that of a director of a business corporation organized under the General Corporation Law of the Charter State.

VI.3. **Number of Directors; Qualifications**. The minimum number of Directors on the Board of Directors shall be one (1). The number of Directors may be increased or decreased (but not less than one) at any time by the Members. Directors need not be Members.

VI.4. **Appointment and Election of the Directors; Resignation; Vacancies**. The Founding Member is hereby appointed as the initial Director and as a permanent member of the Board of Directors to serve thereon until his earlier death, resignation or removal. A Director (other than the Founding Member) may be removed from such office at any time and replaced by a Majority Vote of the Members. The Founding Member may not be removed from the Board of Directors except for Cause without a Super Majority Vote of the Members. The seat of the Founding Member Director shall be filled only by the Member that appointed such Founding Member Director. All other vacancies shall be filled by a Majority Vote of the Members. If the Board of Directors comprises of only one (1) Director, all actions of the Company shall be taken by such sole Director.

VI.5.   Board Meetings. Regular meetings of the Board of Directors may be held at such places within or without the Charter State and at such times as the Board of Directors may from time to time determine, and if so determined, notices thereof need not be given. Special meetings of the Board of Directors may be held at any time or place within or without the Charter State whenever called by the Chairman of the Board of Directors or any Member holding at least 25% of the Percentage Interest. Notice of a special meeting of the Board shall be given by the person or persons calling the meeting at least twenty-four (24) hours before the special meeting. Such notice must specify the time and place, and information regarding telephone numbers. Notices must be sent to the addresses and fax numbers specified in the records of the Company with respect to each Director. Directors may participate in a meeting thereof by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

VI.6.   Board Action.

(a)   At all meetings of the Board of Directors, the presence of the Directors holding a majority of the voting rights shall constitute a quorum for the transaction of business. Each Director shall be entitled to 1 vote. The affirmative vote or written consent of the majority of the Board of Directors shall be required for approval of any action taken by the Board of Directors. The Board of Directors cannot approve any action at a meeting at which a quorum is not present. Except as otherwise provided herein, the Board of Directors shall not take, consent to, authorize, approve, ratify or effect any action on behalf of or with respect to the Company or its business or affairs without the affirmative vote or written consent of the Board of Directors holding a majority of the voting rights in favor of such action. In the event of a vote wherein a deadlock shall exist among the Board of Directors (i.e., an equal number of votes for and against), then the Members hereby agree that such deadlock shall be broken and the vote taken and the action approved by a Majority Vote of the Members.

(b)   Notwithstanding anything to the contrary herein, the Board of Directors shall not take any action on any of the following without the Majority Vote of the Members ("Major Decisions"):

(i)   Initiate a proceeding in bankruptcy;
(ii)   Change the purpose of the Company;
(iii)   Approve of a consolidation, merger, sale of all of the stock of the Company, or conversion of the Company;
(iv)   Sell, exchange, lease or agree to the disposition any of the assets or property of the Company other than in the ordinary course of the Company's business; and
(v)   Take any other action expressly reserved to the Members under the terms of this Operating Agreement or under applicable law.

VI.7.   Officers.

(a)   The Board of Directors may at any time elect a Chairman of the Board of Directors, a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary, one or more Assistant Secretaries, a Treasurer, one or more Assistant Treasurers, and such other officers and "authorized persons" as the Board of Directors deems necessary. Any number of offices may be held by the same person. No officer need be a resident of the Charter State, a Member or a director. Any officer so designated shall have such authority and perform such duties as the Board of Directors may delegate to them. Each such officer shall hold office until his or her successor is appointed and qualified or until his or her earlier death, resignation or removal. An officer may resign at any time upon written notice to the Company. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board of Directors. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed as such, either with or without cause, by the Board of Directors, in its sole and absolute discretion; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the person so removed. Designation of an officer shall not of itself create contract rights. Officers shall receive the compensation determined by the Board of Directors. Any vacancy occurring in any officer position of the Company may be filled by the Board of Directors. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed by the Board of Directors, unless otherwise prohibited by this Agreement. Except as otherwise provided herein, in exercising their rights and performing their duties under this Agreement, Officers shall have fiduciary duties similar to that of an officer of a business corporation organized under the General Corporation Law of the Charter State.

(b) The Board of Directors hereby elects the following individuals to serve as the initial officers of the Company until their earlier resignation, removal or death and until their successors are duly appointed and qualified:

Brian Curcio	Chairman of the Board, Chief Executive Officer, President, Secretary and Treasurer

VI.8.   General and Specific Authority of the President and Chief Executive Officer. The President shall be the Chief Executive Officer, and shall have general authority incidental to the authority provided to the chief officer of a company and the following specific authority: disbursement of funds to pay vendors, payroll, overhead, travel, research and development; bind the Company in contracts necessary to grow the business and develop its technology; set the strategy for revenue; engage partners for sales and distribution of its products, hiring of personnel; handle the legal affairs of the company including licenses, general contracts, file for patents and trademarks and any all necessary day to day decisions to manage the company to continue to position the company for market dominance and continue to increase its value.

VI.9.   Authority of the Members. No Member, except as otherwise provided herein, shall take part in the management or control of the Company's business or affairs.   No Member, except as otherwise provided herein, shall have power to represent, act for, sign for or bind the Company.   The Members hereby consent to the exercise by the Board of Directors of the powers conferred on it by law and this Agreement. Except as otherwise expressly provided in this Agreement, no Member shall have the authority to act for, or to assume any obligations or responsibility on behalf of the other Members.

VI.10.   Meetings of Members. Any matter requiring the consent of all or any of the Members pursuant to this Agreement or applicable law may be considered at a meeting of the Members held not less than five (5) business days after written notice thereof shall have been given to all other Members by the Manager.   The written notice shall state the proposed action to be taken.   The Company shall not be required to hold a special or annual meeting of Members.   A Member may issue a proxy or power of attorney to any Person to act on its behalf at any meeting, and the actions of such Person consistently with such proxy or power of attorney shall be deemed to be the actions of such Member.

VI.11.   Method of Giving Consent. Any consent or action of a Member or Members may be effected by a written consent given by the consenting Members at or prior to the doing of the act or thing for which the consent is solicited, or by the affirmative vote by the consenting Members to the doing of the act or thing for which the consent is solicited at any meeting called and held to consider the doing of such act or thing. A written consent of the Members shall be sufficient to approve of the matters and take the actions set forth therein if signed by Members holding sufficient Units and authority to take the action set forth therein in accordance with this Agreement.

VI.12.   Submissions to Members. The Board of Directors shall give all the Members written notice of any proposal or other matter required by any provision of this Agreement or by applicable law to be submitted for the consideration and approval of the Members.   Such written notice shall include any information required by the relevant provision of this Agreement or by applicable law.

VI.13.   Covenant Not to Compete. Unless otherwise approved in writing by the Board of Directors, no Member, Director or officer of the Company may engage in any capacity (as owner, employee, consultant, or otherwise) in any activity competing with or benefiting from the business of the Company, and each Member, Director and officer of the Company in breach of the provisions of this Section shall be liable to the Company and/or the other Members for any income or profit derived from such activity. Any other competing business opportunity by any Member, Director or officer of the Company and any Affiliate thereof must be approved by the Board of Directors.

VII.

INDEMNITY

VII.1.   Limitation of Rights Against Covered Persons. Each of the Directors, the Members, officers, employees and agents of the Company (each of the foregoing Persons is referred to as a "Covered Person") shall not be liable to the Company or any Member for their acts or omissions if done in good faith. Each of the Covered Persons shall not be liable to the Company or its Members for an honest mistake in judgment or mistake of law or for any loss, claim or damage in connection with their acting on behalf of the Company or the Members, or their contracting for the services of employees, brokers or agents, except by reason of acts or omissions found by a court of competent jurisdiction, upon entry of a final judgment, to be due to fraud, gross negligence or intentional misconduct.

VII.2.   Indemnification of Covered Persons. The Company shall indemnify and hold harmless and pay or reimburse the Covered Person, to the full extent permitted by law, against losses, claims, damages, judgments, amounts paid in settlement, fines, penalties, expenses (including reasonable attorneys' fees) and other liabilities incurred by the Covered Person in connection with any claim, action, suit or proceeding (collectively, "Claims") in which such Covered Person becomes involved as a party or otherwise, or with which such Covered Person shall be threatened, in connection with the conduct of the business or affairs of the Company or any Subsidiary. Expenses incurred by any Covered Person in connection with the preparation and presentation of a defense or response to any Claims covered hereby shall be paid by the Company and, in the Manager's sole and absolute discretion, shall be paid as they are incurred. Without limiting the foregoing, the indemnities by the Company provided for herein shall apply with respect to all actions taken by the Covered Persons that they believe to be in the best interests of the Company in accordance with the business judgment rule, other than actions that constitute fraud, gross negligence or intentional misconduct.

VIII.

TRANSFERABILITY OF UNITS

VIII.1.   General Prohibition Against Transfers. The Members shall have the right to make Approved Transfers and Permitted Transfers and Transfers permitted under this Article VIII, subject to the provisions of Section 8.02. Except as provided in the immediately preceding sentence, no Transfer of any Units, or any rights or interest in or to any Units, in whole or in part, may be made by a Member to any Person, whether directly, indirectly, voluntarily, involuntarily or by operation of law. Any attempted or purported Transfer in violation of this Agreement (a "Prohibited Transfer") shall be invalid and null and void *ab initio*. Permitted Transfers may be made without having to obtain the consent of any Person.

VIII.2.   Certain Agreements by Transferees. No Approved Transfer or Permitted Transfer shall be valid or permitted, nor shall any transferee of Units by means of any such Transfer have any rights hereunder, unless and until all of the following conditions are satisfied or waived in writing by the Board of Directors:

(a)   The transferee (if not already a Member prior to such Transfer) shall have executed and delivered to the Board of Directors a counterpart of this Agreement pursuant to which the transferee agrees to be bound by the provisions of this Agreement and the written acceptance and adoption by the transferee of the provisions of this Agreement and the assumption by the transferee of all obligations of the transferor under this Agreement. The failure or refusal of a transferee to execute and deliver to the Company such a counterpart shall not limit the applicability of this Agreement to the Units transferred;

(b)   The transferor shall deliver to the Board of Directors the fully executed and acknowledged written instrument of assignment or other applicable document setting forth the intention of the transferor to transfer such transferor's Units to the transferee;

(c)   The transferor and transferee shall execute and acknowledge such other instruments as the Board of Directors may reasonably deem necessary or desirable to effect such Transfer and admission of the transferee as a Member;

(d)   If requested by the Board of Directors, counsel reasonably satisfactory to the Company shall have rendered an opinion, at the transferor's sole cost and expense, that (i) such Transfer may be effected without registration under the Securities Act of 1933, as amended, or violation of applicable state securities laws, (ii) such Transfer will not result in the termination of the Company's tax treatment as a partnership for federal income tax purposes or the termination of the limited liability of the Members under applicable law, (iii) if there is a loan, deed of trust, security agreement or other material contract to which the Company or any Subsidiary is a party or by which the Company, any Subsidiary or any of their properties or assets are bound or subject, such Transfer will not entitle the holder of the indebtedness secured thereby or other contractual party to accelerate the indebtedness or terminate or otherwise materially alter the terms of the agreement, and (iv) the Company will not be required to register under the Investment Company Act of 1940, as in effect at the time of rendering such opinion. Each Member acknowledges and confirms that such Member's Units constitute securities that have not been registered under any federal or state securities laws by virtue of exemptions from the registration provisions thereof and consequently cannot be sold except pursuant to appropriate registration or exemption from registration as applicable;

(e)   The Board of Directors (with advice of counsel) shall have determined in writing that any such Transfer will not have an adverse legal, operational, tax or securities law effect upon the Company or any Subsidiary; and

(f)   The transferee has paid all reasonable expenses incurred by the Company (including its legal fees) in connection with the Company's determination of the transferee's and transferor's compliance with the foregoing provisions, or otherwise in connection with such Transfer.

VIII.3.   Indemnity.   Each Member shall indemnify and hold harmless the Company and the other Members, and each of their respective Affiliates, partners, shareholders, officers, directors, members, managers, employees and agents from and against any and all loss, liability, claim, damages or expense (including, without limitation, attorneys' fees and court costs) arising from or in any way relating to any Prohibited Transfer by or in respect of such Member or such Member's failure to comply with any provision of this Article VIII (collectively, "Indemnifiable Damages").   The Company shall have the right, in addition to any other rights or remedies, to offset the amount of any Indemnifiable Damages for which a Member is responsible against any Capital Account balance of such Member or any amounts owed or distributable by the Company to such Member under this Agreement.

VIII.4.   Units Subject to this Agreement.   In the event of any Transfer of Units or any rights therein pursuant to this Agreement, at any time and from time to time, the transferee shall take such Units pursuant and subject to all of the provisions, conditions and agreements set forth in this Agreement.

VIII.5.   Transfer Upon Member's Death.   Upon the death of a Member, the Company (Pro Rata, in proportion to the number of Units in the Company owned by the other Members, or, if the other Members agree otherwise, in such other proportion as they shall agree upon) shall have the right, at its option, to purchase all (and not less than all) of the Units of the deceased Member at a purchase price determined by two business valuators selected by the Board of Directors that are independent and not affiliated with any Member or Director of the Company and such valuation shall not consider or apply a minority interest or a lack of marketability discount thereto, payable in immediately available funds in accordance with the provisions of Section 8.06(b).   The other Members may exercise their right to purchase all and not less than all) of the Units of the deceased Member in accordance with the provisions of Section 8.06(e). Such option may be exercised by the Company by providing the deceased Member's estate and the other Members with a written notice advising of the intent to exercise the option to purchase its pro rata portion of the Units within 30 days after the deceased Member's death.   If any Remaining Member fails to exercise its option hereunder with regard to its pro rata portion of the Units within such 30 day period, the other Member(s) shall have an additional 10-day period in which to exercise an option to purchase such portion of the Units on the same terms as stated above. The closing shall be held at the Company's offices or at any other location designated by the purchaser(s).

VIII.6.   Qualified Offer; Right of First Refusal.

(a)   In the event that any Member (the "Selling Member") receives a formal written offer from a third party unaffiliated to the Company, any Director or any of the Members (a "Qualified Offer") to purchase Units owned by the Selling Member (the "Offered Units") and the Selling Member desires to accept such Qualified Offer, the Selling Member shall promptly send a notice (an "Offer Notice") to the Company and to the other Members (the "Remaining Members") in the manner required by this Agreement, irrevocably offering to sell all (and not less than all) of the Offered Units to the Company, or if not accepted by the Company, to the Remaining Members, on such terms and conditions as are contained in the Qualified Offer except payment shall be made in full in immediately available funds at the closing. The notice shall contain a true and complete copy of the Qualified Offer. The Company and the Remaining Members shall then have such rights and privileges, for the prescribed time periods, as are set forth below.

(b) **Right of the Company**. In the event that a Qualified Offer to purchase Units has been received, and an Offer Notice has been sent by the Selling Member to the Company and the Remaining Members pursuant to Section 8.06(a), for a period of 30 days after its receipt of such Offer Notice, the Company shall have the right, at its sole option, to purchase all (and not less than all) of the Offered Units on such terms and conditions as are contained in the Qualified Offer except payment shall be made in full in immediately available funds at the closing. The exercise or non-exercise of the Company's right to purchase all of the Offered Units shall be determined by a Majority Vote of the Members (including the Selling Member).

(c) **Agreement to Vote**. In the event that the Company's exercise of its option to purchase the Offered Units requires an amendment to any governing documents of the Company or a reduction of its capital or a reappraisal of its assets and/or any other Company action, the Members, including the Selling Member, agree that they shall vote or cause a vote to be made (as Members of the Company) in favor of any such Company action as may be necessary or convenient for the taking of such action.

(d) **Purchase by the Company and Closing**. In the event that the Company shall have elected to purchase all of the Offered Units, the Company shall deliver to the Selling Member and the Remaining Members written notice of such election prior to expiration of the 30-day period set forth in Section 8.06(b), which notice shall advise the Selling Member of such election, and which shall specify a closing date and time, which closing shall occur no later than 60 days (unless more time is required by law) after the expiration of the 30-day period described in Section 8.06(b). The closing shall be held at the Company's offices or at any other location designated by the purchaser(s).

(e) **Right of the Remaining Members**. If the Company does not exercise its right to purchase the Offered Units within the 30-day period set forth in Section 8.06(b), (i) the Company shall immediately send the Selling Member and the Remaining Members written notice that it is not exercising its rights of first refusal hereunder, and (ii) for a period of 30 days beginning on the day after expiration of the 30-day period set forth in Section 8.06(b), the Remaining Members (Pro Rata, in proportion to the number of Units in the Company owned by the Remaining Members, or, if the Remaining Members agree otherwise, in such other proportion as they shall agree upon) shall have the right, at their sole option, to purchase all (and not less than all) of the Offered Units on such terms and conditions as are contained in the Qualified Offer except payment shall be made in full in immediately available funds at the closing. Such option may be exercised by the Remaining Members by providing the Selling Member and the other Members with a written notice advising of the intent to exercise the option to purchase its pro rata portion of the Offered Units within such 30-day period. If any Remaining Member fails to exercise its option hereunder with regard to its Pro Rata portion of the Offered Units within such 30 days, the other Remaining Member(s) shall have an additional 10-day period in which to exercise an option to purchase such portion of the Offered Units on the same terms as stated above.

(f) **Purchase by the Remaining Members and Closing**. In the event that the Remaining Members shall have elected to purchase all of the Offered Units, the Remaining Members electing to purchase all of the Offered Units shall deliver to the Selling Member and the other Remaining Members written notice of such election prior to expiration of the last period set forth in Section 8.06(e), which notice shall advise the Selling Member of such election, and which shall specify a closing date and time, which closing shall occur no later than 30 days after the date of delivery of the foregoing notice. The closing shall be held at the Company's offices or at any other location designated by the purchaser(s).

VIII.7. Tag Along Rights. If the Company does not elect to purchase all of the Offered Units pursuant to Section 8.06(b), and the Remaining Members do not elect to purchase all of the Offered Units pursuant to Section 8.06(e), then the Remaining Members which did not provide the Selling Member with a written notice pursuant to Section 8.06(e) (and only such Remaining Members) may, by giving written notice to the Selling Member (a "Tag Along Notice"; the Remaining Members issuing a Tag Along Notice are referred to herein as "Tag Along Members") within 30 days after the date of the expiration of the 30 day period under Section 8.06(e), require the Selling Member, jointly with the Tag Along Members, to issue to the issuer of the Qualified Offer (i) a rejection of the Qualified Offer, and (ii) an offer (the "Tag Along Offer") to sell a total number of Units equal to the number of Offered Units, with each of the Selling Member and the Tag Along Members offering to sell Units equal to the number of the Offered Units multiplied by a fraction, the numerator of which is the total Units held by such Member, and the denominator of which is equal to the total number of Units held by the Selling Member and the Tag Along Members. The sale terms specified in the Tag Along Offer shall be the same as the terms proposed in the Qualified Offer, and the total consideration for all of the Units pursuant to the foregoing transaction shall be divided and apportioned among the Members pro rata in accordance with each Member's Pro Forma Liquidation Amount. If the Tag Along Offer is accepted by the issuer of the Qualified Offer, the Selling Member and the Tag Along Members shall consummate the sale of the Units pursuant to the terms of the Tag Along Offer. The Units offered pursuant to a Tag Along Offer shall not be subject to the rights of first refusal under Section 8.06. If a Remaining Member fails to deliver a Tag Along Notice to the Selling Member within the period prescribed in this section, such Remaining Member will be deemed to have waived any tag along rights hereunder.

VIII.8. Right to Proceed with Sale. In the event that the rights of first refusal and tag along rights provided for in Sections 8.06(e) and 8.07 are not exercised within the prescribed time periods in accordance with said Sections, the Selling Member shall have the right to accept the Qualified Offer in whole (but not in part) and to sell all of the Offered Units, but only in strict accordance with all of the provisions of the Qualified Offer; and only if the sale is fully consummated within 120 days after the expiration of the last of the 30 day periods described in Sections 8.06(e) and 8.07. The Selling Member shall furnish such proof of the completion of the sale and the terms thereof as the Company may reasonably request.

VIII.9. Reinstatement of Rights. If, at the end of the 120 day period set forth in Section 8.08, the Selling Member has not sold the Offered Units, all of the restrictions on and procedures relating to Transfers set forth in this Agreement shall again come into effect with respect thereto.

VIII.10. Drag Along Rights. Members holding a majority of the Percentage Interest in the Company, together with other Members who, together with the foregoing Members hold a majority of Percentage Interest in the Company (the foregoing Members are collectively referred to herein as the "Majority Members") may at their option at any time require the other Members (the "Minority Members") to sell all of their Units to a buyer in a single transaction, but only if the aggregate Fair Market Value of the consideration in such transaction to be received by each Minority Member is greater than or equal to the Deemed Unit Value of all of the Units held by each such Minority Member at the time of such transaction. The Majority Members are hereby authorized to market the Company for sale. In order to exercise the foregoing right, the Majority Members shall jointly issue a written notice (a "Drag Along Notice") signed by each Majority Member to each of the Minority Members advising the Minority Members that they are exercising their rights under this Section 8.10, and information describing the sales transaction, including the nature and value of the consideration of to be paid to each Member, the time of closing, the identity of the Buyer, and copies of any purchase and sale agreement or letter of intent to the extent that such an agreement or letter has been executed. Upon receipt of a Drag Along Notice, the Minority Members shall be obligated to sell their Units pursuant to the transaction referred to therein. The total consideration for all of the Units pursuant to the foregoing transaction shall be divided and apportioned among the Members pro rata in accordance with each Member's Pro Forma Liquidation Amount. The Minority Members agree that they shall vote or cause a vote to be made (as Members of the Company) in favor of any such Company action as may be necessary or convenient for the taking of such action to approve the transactions contemplated under this Section and will, upon request from the Majority Members, provide to the Majority Members an irrevocable proxy to vote the Minority Members' Units. Sections 8.06 and 8.07 shall not apply in the case of the issuance of a Drag Along Notice.

VIII.11. **Units Subject to this Agreement**. Except with respect to Units acquired by the Company, in the event of any Transfer pursuant to this Agreement, at any time and from time to time, the transferee shall take such Units pursuant and subject to all of the provisions, conditions and agreements set forth in this Agreement, and, as a condition precedent to the transfer of such Units to the transferee, the transferee shall agree, for and on behalf of himself, its legal representatives, and its transferees, successors and assigns, in writing, to be bound by all such provisions, conditions and agreements. The foregoing sentence shall also apply to all Units acquired by any Person directly from the Company.

VIII.12. **Permitted or Approved Transfers**. The provisions of Section 8.05 through 8.10 shall not apply to Permitted Transfers or Approved Transfers.

IX.

DISSOLUTION; LIQUIDATION AND TERMINATION OF THE COMPANY

IX.1. **Dissolution**.

(a) The Company shall be dissolved upon the occurrence of any of the following events: (i) the approval of the Board of Directors and the Majority Vote of the Members; or (ii) the entry of a decree of judicial dissolution pursuant to the Act.

(b) Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until the Charter has been canceled and the business of the Company wound-up and assets of the Company distributed as provided in Section 9.02.

IX.2. **Liquidation**.

(a) Upon dissolution of the Company, the Members shall appoint one of the Directors, Members or a liquidating trustee to wind up the affairs of the Company and liquidate all or any part of the assets of the Company. Such Director, Member or liquidating trustee shall determine the time, manner and terms of any sale or other disposition of the Company's property for the purpose of obtaining, in its opinion, fair value for such assets.

(b) Profits and Losses arising from such sales and distributions upon liquidation shall be allocated to the Member's Capital Accounts as provided in Article IV prior to making liquidating distributions to the Members. In settling accounts after dissolution, the assets of the Company shall first be paid out to creditors, whether by payment or by establishment of due and adequate reserves, in the order of priority as provided by law; and then to the Members, in the order of priority set forth in Section 5.01.

(c) When the Director, Member or liquidating trustee has complied with the foregoing liquidation plan, the Members shall execute, acknowledge and cause to be filed an instrument evidencing the cancellation of the Charter of the Company.

X.

AMENDMENTS

X.1. **Adoption of Amendments.** This Agreement may be amended with, and only with, the Super Majority Vote of the Members and the approval of the Board of Directors; provided that, no amendment that will adversely affect the economic rights and/or obligations of any Member shall be made without such Member's prior written consent. Notwithstanding the foregoing sentence or any other provision of this Agreement to the contrary, the Board of Directors have the right and authority to unilaterally amend this Agreement without the consent of any Member (a) to reflect applicable changes to the information set forth in Exhibit "A", (b) to cure any ambiguity or mistake, to correct or supplement any provision herein that may be inconsistent with any other provision herein, or to make any other provision with respect to matters or questions arising under this Agreement that will not be inconsistent with the provisions of this Agreement (c) to comply with applicable laws and regulations, (d) as required by a lender making a loan to the Company or any Subsidiary, or (e) if the amendment does not adversely affect the economic rights and/or obligations of any Member. Each Member by executing this Agreement acknowledges and agrees that amendments to this Agreement adopted as provided hereunder are valid and enforceable against each Member, and each Member irrevocably waives any appraisal or dissenters' rights the Member may have as it relates to such amendments under applicable law.

X.2.   **Amendments on Admission or Withdrawal of Members.** If this Agreement shall be amended to reflect the admission or substitution of a Member, the amendment to this Agreement shall be adopted, executed and delivered by all Members and the Person to be substituted or added and the assigning Member.

X.3.   **Amendment of Charter.**   In the event this Agreement shall be amended pursuant to this Article X, the Board of Directors shall have the authority to amend the Charter to reflect such change if it deems such amendment to be necessary.

XI.

RECORDS AND ACCOUNTING; REPORTS; TAX MATTERS

XI.1.   **Records and Accounting.** The books and records of the Company shall be kept on such basis of accounting as may be determined by the Board of Directors. Proper and complete records and books of account of the business of the Company, including a list of the names and addresses and the number of Units of all Members, shall be maintained by the Board of Directors at the Company's principal place of business, and each Member or such Member's duly authorized representative shall have access to them, upon reasonable notice and for a proper purpose, at all reasonable times during business hours. Any Member, or such Member's duly authorized representatives, upon paying the costs of collection, duplication and mailing, shall be entitled for any proper purpose to a copy of the list of names and addresses and of the Members and number of Units owned by the Members and other records or books specified in applicable law. Such information shall be used by the Members for Company purposes only. There shall be an interim closing of the books of account of the Company at such time as the Company's taxable year ends pursuant to the Code and at such other times as the Board of Directors determines is required under this Agreement.

XI.2.   **Tax Information.** Within a reasonable period of time after the end of each Fiscal year, the Company shall deliver to each Person who was a Member at any time during such calendar year all information necessary for the preparation of such Member's federal income tax returns, including a statement showing each Member's share of Profits or Losses, and the amount of any distribution made to or for the account of such Member pursuant to this Agreement.

XI.3.   **Financial Statement Reports.** As soon as available and in any event within 120 days after the end of each Fiscal Year of the Company, the Company shall provide each Member unaudited financial statements of the Company.

XI.4.   **Designation of Tax Matters Member.**

(a)   Brian Curcio shall act as the Tax Matters Member of the Company, as provided in Treasury Regulations pursuant to Section 6231 of the Code (referred to therein as "tax matters partner"). Each Member hereby approves of such designation and agrees to execute, certify, acknowledge, deliver, swear to, file, and record at the appropriate public offices such documents as may be deemed necessary or appropriate to evidence such approval, including statements required to be filed with the tax returns of the Company in order to effect the election and designation of the foregoing Member as Tax Matters Member.

(b)   To the extent and in the manner provided by applicable Code sections and Treasury Regulations thereunder, the Tax Matters Member shall furnish the name, address, profits interest, and taxpayer identification number of each Member (or assignee) or each indirect member (as defined in

Section 6231(a)(10) of the Code) to the IRS. The Tax Matters Member shall have the duties and authority accorded to a tax matters partner in Sections 6221 through 6234 of the Code and the Treasury Regulations thereunder in the event of an administrative or judicial proceeding relating to the adjustment of Company items required to be taken into account by a Member or indirect member for United States federal income tax purposes.

       (c)   Notwithstanding any other provision of this Agreement, the Company shall indemnify and reimburse, to the full extent provided by law, the Tax Matters Member for all expenses, including legal and accounting fees (as such fees are incurred), claims, liabilities, losses, and damages incurred in connection with any tax audit or judicial review proceeding with respect to the tax liability of the Members, the payment of all such expenses to be made before any cash distributions are made to the Members. No Member shall be obligated to provide funds for such purpose.

XI.5.   **Elections.** The Board of Directors may cause the Company to make all elections required or permitted to be made by the Company under the Code and not otherwise expressly provided for in this Agreement.

XII.

MISCELLANEOUS

XII.1.   **Notice**. Any notice or other communication required to be given hereunder to any Member shall be at the address of such Member set forth in Exhibit "A" hereto or such other mailing address of which such Member shall advise the Board of Directors in writing. Any notice or other communication required to be given hereunder to the Company or the Board of Directors shall be at the principal office of the Company set forth in Section 1.02. The Board of Directors may change the location of the Company's principal office upon notice thereof to the Members. Any notice or other communication required to be given hereunder shall be deemed to have been duly given if personally delivered or sent by United States mail or by facsimile transmission confirmed by letter and will be deemed given, unless earlier received (a) if sent by certified or registered mail, return receipt requested, five calendar days after being deposited in the United States mails, postage prepaid; (b) if sent by United States Express Mail, or other overnight service, two calendar days after being deposited in the United States mails, postage prepaid; (c) if sent by facsimile transmission, the date sent provided confirmatory notice was sent by first-class mail, postage prepaid or delivered to such service; and (d) if delivered by hand, on the date of receipt.

XII.2.   **Governing Law; Venue; Separability of Provisions.** It is the intention of the parties hereto that the internal laws of the Charter State shall govern the validity of this Agreement, the construction of its terms and interpretation of the rights and duties of the parties hereto. Any suit, action or proceeding with respect to this Agreement shall be brought exclusively in state or federal courts located in Manhattan, New York. The parties hereto hereby accept the exclusive jurisdiction of such courts for the purpose of any such suit, action or proceeding and acknowledge that venue is proper in such courts. If any provision of this Agreement shall be held to be invalid, the remainder of this Agreement shall not be affected thereby.

XII.3.   **Entire Agreement.** This Agreement (including the Exhibits attached hereto) contains the entire understanding of the parties hereto in respect of its subject matter and supersedes all prior agreements and understandings (oral or written) between or among the parties hereto with respect to such subject matter. The Exhibits constitute a part hereof as though set forth in full herein.

XII.4.   **Amendment; Waiver.** This Agreement may not be modified, amended, supplemented, canceled or discharged, except as provided in this Agreement. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties hereto. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. The rights and remedies of the parties hereto under this Agreement are in addition to all other rights and remedies, at law or equity, that they may have against each other.

XII.5.   Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.   Nothing expressed or implied herein shall be construed to give any other Person any legal or equitable rights hereunder. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by any of the parties hereto.

XII.6.   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

XII.7.   Interpretation. When a reference is made in this Agreement to an article, section, paragraph, clause, schedule or exhibit, such reference shall be deemed to be to this Agreement unless otherwise indicated. The headings contained herein and on the schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the schedules. References to the "Company" and the "Members" in this Agreement standing alone or as part of other defined terms shall be deemed to correspond to references to a "partnership" and "partners," respectively, for purposes of applying the Code and Treasury Regulations as provided in this Agreement.

XII.8.   Arms' Length Negotiations. Each party hereto expressly represents and warrants to all other parties hereto that: (a) before executing this Agreement, such party has fully informed itself of the terms, contents, conditions and effects of this Agreement; (b) such party has relied solely and completely upon its own judgment in executing this Agreement; (c) such party has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement, it being expressly understood that the Company's counsel has acted as counsel to the Company and not to any individual Member; (d) such party has acted voluntarily and of its own free will in executing this Agreement; and (e) such party is not acting under duress, whether economic or physical, in executing this Agreement.

XII.9.   Non-Disparagement. Each Member agrees that at all times during and after the period such Member is a member of the Company, such Member will communicate positively about the business of the Company, the Board of Directors and any of their respective Affiliates and will not engage in any conduct that is injurious to the reputation and/or interests of the Company, the Board of Directors or any of their respective Affiliates, including, but not limited to, making disparaging comments (or inducing or encouraging others to make disparaging comments) about the Company, the Board of Directors and any of their respective Affiliates, or any members, managers, partners, directors, officers, employees or agents of the Company, the Board of Directors or any of their respective Affiliates, or their respective operations, financial condition, prospects, products or services, or use the name of the Company, the Board of Directors or any of their respective Affiliates in a manner that may diminish or otherwise damage the reputation or goodwill of the Company, the Board of Directors or any of their respective Affiliates.

[Signatures to Follow]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

THE COMPANY:

RAPUNZL INVESTMENTS, LLC



Brian Curcio, President & Chief Executive Officer

MEMBERS:



Brian Curcio, President & Chief Executive Officer

(Signature Page of each other Member Follows)

OTHER MEMBERS - Page 1:



Myles Gage

Title: Chief Operating Officer _____

_____
Mailing Address: 3631 South Cottage Grove Avenue, Chicago, IL 60653 _____

Tel. Bus.: 312-391-0128_____

E-mail Address: mgage@rapunzlinvestments.com_____

OTHER MEMBERS - Page 2:

Brendan Sir

Title: Director of Campus Ambassador Program _____

_____

Mailing Address: 815 S. Seminary, Park Ridge, IL 60068 _____

Tel. Bus.: 847-521-2646_____

E-mail Address: bsir@rapunzlinvestments.com_____

Dominic Curcio

Title: Advisor _____

_____

Mailing Address: 1862 North Dayton Street, Chicago, IL 60614_____

Tel. Bus.: 312-560-0772_____

E-mail Address: domcurcio@gmail.com

Worldwide Stock Transfer LLC

Title: N/A

Mailing Address: One University Plaza, Suite 505, Hackensack, NJ 07601

Tel. Bus: 201-820-2010

E-mail Address: ykopstick@wwstr.com

_____

MEMBERS

Name, Address, Email Address	Number of Units	Percentage Interest
Brian Curcio Address: 1862 North Dayton Street, Chicago, IL 60614 Email: bcurcio@rapunzlinvestments.com	3,857,143	74.5%
Myles Gage Address: 3631 South Cottage Grove Avenue, Chicago, IL 60653 Email: mgage@rapunzlinvestments.com	682,418	13.1%
Dominic Curcio Address: 1862 North Dayton Street, Chicago, IL 60614 Email: domcurcio@gmail.com	242,308	4.7%
Worldwide Stock Transfer LLC 1 University Plaza, Suite 505, Hackensack, NJ 07601 Email: ykopstick@wwstr.com	219,036	4.2%
Brendan Sir Address: 815 S. Seminary, Park Ridge, IL 60068 Email: bsir@rapunzlinvestments.com	163,186	3.2%
Joe Curcio Address: Not listed Email: joecurcio@gmail.com	16,484	0.3%
The Members executing the Member Signature Page and delivering the same to the Manager or its agents shall be deemed to have executed this Agreement and agreed to the terms hereof.	*	*

* **To be completed from time to time upon the admission of other Members.**

END OF DOCUMENT

AMENDMENT TO LLC OPERATING AGREEMENT

Of: RAPUNZL INVESTMENTS, LLC
A limited Liability Company established in Illinois

We, the members of RAPUNZL INVESTMENTS, LLC hereby resolve and confirm on July 25, 2017 the following:

1. Section III.03 (A) **Netcapital Units** shall be inserted between sections III.03 and Section III.04 and shall read:

   The Company is hereby authorized to admit Additional Members and to issue a class of Units designated as Netcapital Units (the "Netcapital Units"). The Netcapital Units shall be set at a maximum number of 600,000 and shall have voting rights equal to one vote per Unit, and shall be available to be offered for sale to private investors, in conjunction with applicable exemptions contained in the rules of the Securities Act of 1933, as amended (the "Securities Act"). Netcapital Units shall not be subject to the transferability of Units restrictions in Article VIII, and may be traded without limitation, subject to the rules of the Securities Act.

2. All other sections of the LIMITED LIABILITY COMPANY OPERATING AGREEMENT of RAPUNZL INVESTMENTS, LLC, dated July 4, 2017, remain in full force and effect.

   The undersigned have duly executed this LLC operating agreement on the date first written above:

MEMBERS:	**SIGNATURES:**
Brian Curcio	[signature]
Myles Gage	
Dominic Curcio	
Brendan Sir	